SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549

                             FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED
              ON NASDAQ INTERDEALER QUOTATION SYSTEM

   Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                      FOREST OIL CORPORATION
          (Exact name of issuer as specified in charter)

                 2200 Colorado State Bank Building
                           1600 Broadway
                      Denver, Colorado 80202
             (Address of principal executive offices)

                          (303) 812-1400
         (Issuer's telephone number, including area code)


I.    CHANGE IN NUMBER OF SHARES OUTSTANDING
      Indicate any change (increase or decrease) of 5% or more in number of shares outstanding:

      1.   Title of Security:  Common Stock, Par Value $.10 Per
      Share (Common Stock)

      2.   Number of shares of Common Stock outstanding before the
      change:                                      10,660,291

      3.   Number of shares of Common Stock outstanding after the
      change:                                      12,342,041

      4.   Effective date of change:  January 24, 1996

      5. Method of change: The number of shares of Common Stock outstanding has changed from the amount as last reported because of (i) conversions of the Company's $.75 Convertible Preferred Stock, Par Value $.01 Per Share, into shares of Common Stock, and (ii) the issuance to JEDI (a Delaware limited partnership, whose general partner is an affiliate of Enron Corp.) of certain shares of the Company's common stock in exchange for approximately $22.4 million principal amount of debt and warrants to purchase certain shares of the Company's common stock held by JEDI.

      Give brief description of transactions: From January 8, 1996 (the effective date of last reported change), through January 24, 1996, 2,500 shares of the Company's $.75 Convertible Preferred Stock was converted into 8,750 shares of Common Stock at a conversion rate of 3.5. The 2,500 shares of $.75 Convertible Preferred Stock were converted after the effective date of the reverse stock split, but prior to the receipt of the new Common Stock share certificates, and therefore were converted at the rate of 3.5. This conversion, when adjusted for the reserve stock split effective 1/8/96, results in 1,750 shares of Common Stock. As a result of the Agreement between the Company and JEDI (a Delaware limited partnership, whose general partner is an affiliate of Enron Corp.) JEDI received 1,680,000 shares of the Company's Common Stock in exchange for approximately $22.4 million principal amount of debt and warrants to purchase certain shares of the Company's common stock held by JEDI.

      As of January 24, 1996 there were 12,342,041 total shares of Common Stock outstanding.

      The following table summarizes the changes in the amount of shares outstanding from the last reported change:

                                           Shares of          Shares of
                                       Old Common Stock    New Common Stock
      Outstanding as of 1/8/96             53,301,458         10,660,291
       Conversions ...................          8,750              1,750
                                           53,310,208         10,662,041
       JEDI Agreement                                          1,680,000

      Outstanding as of 1/24/96                               12,342,041


    The Common Stock is traded in the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System. Each share of the $.75 Convertible Preferred Stock is convertible at any time into .7 shares of Common Stock. Each Warrant is exercisable at any time into shares of Common Stock.

II.   CHANGE IN NAME OF ISSUER

   1. Name prior to change:  Not applicable.

   2. Name after change:

   3. Effective date of charter amendment changing name:

   4. Date of shareholder approval of change, if required:


                               FOREST OIL CORPORATION
                                    (Registrant)



                               By:    /s/ Daniel L. McNamara


                                    Daniel L. McNamara
                                        Secretary

January 29, 1995








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